July 21, 2014

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549-4628

Attention:	Mara L. Ransom, Assistant Director
Division of Corporate Finance

Re:	Spark Energy, Inc.
Registration Statement on Form S-1 (File No. 333-196375)

Ladies and Gentlemen:

As the representatives of the several underwriters of the proposed initial public offering of up to 3,450,000 shares of Class A common stock, par value $0.01 per share, in the Spark Energy, Inc. (the “Company”), we hereby join the Company’s request for acceleration of the above-referenced Registration Statement, requesting effectiveness for 1:00 p.m., Washington, D.C. time, on July 23, 2014, or as soon thereafter as is practicable.

Pursuant to Rule 460 of the General Rules and Regulations under the Securities Act of 1933, we wish to advise you that we have effected the following distribution of the Preliminary Prospectus included in the Registration Statement, dated July 10, 2014, through the date hereof:

Preliminary Prospectus dated July 10, 2014:

389 copies to prospective underwriters, institutional investors, dealers and others.

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The undersigned advise that they have complied and will continue to comply with Rule 15c2-8 under the Securities Exchange Act of 1934.

Very truly yours,

ROBERT W. BAIRD & CO. INCORPORATED
STIFEL, NICOLAUS & COMPANY INCORPORATED
As Representatives of the several Underwriters

By: ROBERT W. BAIRD & CO. INCORPORATED

By:	/s/ Brian Cole
Name: Brian Cole
Title: Vice President

By:	STIFEL, NICOLAUS & COMPANY INCORPORATED

By:	/s/ Jim Georgiow
Name: Jim Georgiow
Title: Managing Director